EXHIBIT D-4B





April 5, 2002


Burl W. Haar
Executive Secretary
Minnesota Public Utilities Commission
350 Metro Square Building
121 7th Place East
St. Paul, Minnesota  55101-2147

RE:   COMMENTS OF THE MINNESOTA DEPARTMENT OF COMMERCE
      Docket No. G,E001/S-02-308

Dear Dr. Haar:

Attached are the comments of the Energy Division of the Department of Commerce in the following matter:

      A petition of Interstate Power and Light Company (previously Interstate Power Company) for approval of its proposed capital structure for calendar-year 2002.

The petition was filed on March 6, 2002 by:

      Steven F. Price
      Assistant Treasurer
      Interstate Power and Light Company
      222 West Washington Avenue
      Madison, Wisconsin  53703

The Department recommends approval with modifications and is available to answer any questions the Commission may have.

Sincerely,



Michelle St. Pierre
Financial Analyst

MS/jd
Attachment

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                            Docket No. G,E001/S-02-308

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I.       SUMMARY OF INTERSTATE'S PROPOSAL

Interstate Power and Light Company (Interstate) requests approval of its estimated capital structure. The Company's petition is inconsistent since it requests approval for both the calendar year 2002 and the fiscal year end March 31, 2003. The Department treats the request as a proposal for the fiscal year ending March 31, 2003 since December 31, 2002 amounts are not provided in the filing.(1) Below are Interstate's actual and estimated capital structures (in million dollars).

                                September 30, 2001                     March 31, 2003
                                      Actual                              Estimated
                           ----------------------------          ----------------------------
Common Equity                  $825.6            46.8%               $909.8         45.3%
Preferred Stock                  53.9            3.1                  150.0          7.5
Long Term Debt                    860           48.8                  782.9         39.0
Short Term Debt                    24            1.4                  163.7          8.2
Total Debt                        884           50.2                  946.6         47.2
                             ----------------------------------------------------------------
Total Capitalization         $1,763.5          100.0%              $2,006.4        100.0%



Interstate has no plans to issue long term debt or common equity in the fiscal year ending March 31, 2003. However, the Company plans to issue short term unsecured debt, not to exceed, at any time, $180 million. The Company will issue the short term debt to refinance its long term debt, to finance parts of its construction program and for other corporate purposes such as acquisition of property, improvement of service, etc.

Interstate also plans to issue up to $150 million of new preferred equity securities in the fiscal year ending March 31, 2003. The net proceeds from the sale of preferred equity securities will be used to retire up to $59 million of outstanding preferred equity securities, which contain provisions that limit the ability of Interstate to issue unsecured debt. Additionally, the net proceeds will be used to retire up to $76 million of high-coupon long term debt.

The Company also requests that the Commission approve a -/+ 10 percent range around its March 31, 2003 estimated long term debt, common equity, and preferred stock. Finally, the Company requested a maximum total capitalization not to exceed $2,123.8 million (this amount is 5 percent higher than the Company's estimated March 31, 2003 total capitalization of $2,022.7 million, including $180 million of short term debt).


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(1) On page 4 of its filing, Interstate shows various actual and estimated capital structures for different points in time. The Department learned from a Company representative that the estimated capital structure dated 1/1/2002 should be dated January 31, 2002.

Docket No. E001/S-02-308
Analyst assigned:  Michelle St. Pierre
Page 2

II.      DEPARTMENT ANALYSIS

A.       CAPITAL STRUCTURE

Minnesota Statutess.216.B49, subd. 4, requires capital structure approval. This capital structure is summarized below (in millions of dollars).

                                              March 31, 2003
                                                 Estimated
                                       ---------------------------
         Common Equity                     $909.8         45.3%
         Preferred Stock                    150.0          7.5
         Long Term Debt                     782.9         39.0
         Short Term Debt                    163.7          8.2
         Total Debt                         946.6         47.2
                                       ----------      -------
         Total Capitalization            $2,006.4        100.0%

To determine the reasonableness of Intestate's capital structure, the Department compared it with the capital structure of combination electric-and-gas utilities with Standard and Poor (S&P) bond rating in the range of A+ to BBB (Interstate's S&P bond rating is A-). The average 2000 long term debt ratio and equity ratio for this group are 51.33 percent and 42.43 percent, respectively. The comparable numbers for Interstate are summarized below:

                                     March 31, 2003
                                        Estimated
                                        ---------
         Long Term Debt                   39.0%
         Common Equity                    45.3%

The above ratios show that Interstate's projected capital structure has a lower debt ratio than the group's average long term debt ratio and a higher equity ratio than the group's average equity ratio. The lower debt ratio and the higher equity ratio for Interstate indicate a lower financial risk for Interstate than for the combination group. Therefore, the Department concludes that Interstate's March 31, 2003 projected capital structure is within the bounds of reasonableness with the proposed financing.

Finally, the Department notes that the proposed issuance of new securities is within the corporate purpose of the Company for service as a public utility.

B.       CONTINGENCIES

         1.   Common equity, preferred equity, and long term debt ratios

Docket No. E001/S-02-308
Analyst assigned:  Michelle St. Pierre
Page 3


The Company requests a -/+ 10 percent range around its common equity, preferred equity and long term debt ratios. A summary of these ranges is provided below.

                                                     March 31, 2003
         Component                10% Range          Estimated Capital Structure
         -----------------------------------------------------------------------
         Common Equity           40.8%-49.8%               45.3%
         Preferred Equity          6.8-8.3                  7.5
         Long Term Debt           35.1-42.9                39.0


         2.   Short term debt and total capitalization

              a.  Short term debt

The Company requests a contingency to issue short term debt not to exceed $180 million at any time during the fiscal year ending March 31, 2003. The Company estimates the average short term interest rate of 3.0 percent for the period ending March 31, 2003. Short term debt will be issued as unsecured short term promissory notes to lending banks and/or commercial paper sold directly to direct purchasers and/or commercial paper sold to commercial paper dealers. The Company may also borrow from its affiliate, AEC, or certain utility affiliates through the utility money pool.(2)

              b.  Total capitalization

The Company requests a contingency to allow it a maximum capitalization of $2,123.8 million (5 percent above its March 31, 2003 total capitalization of $2,022.7, including $180 million of short term debt instead of $163.7 million of short term debt).

         3.   Discussion

The Department recognizes Interstate's need for financial flexibility to respond to unexpected changes in its financial and economic environment. However, this need for flexibility must be balanced against appropriate regulatory oversight. The proposed ranges combined with the total capitalization contingency provides Interstate with sufficient financial flexibility, while at the same time allowing the Commission sufficient regulatory oversight of the Company's capital structure. Therefore, the Department concludes that Interstate's contingency requests are reasonable.

         4.   Securities Issuance

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(2) The Company's affiliated interest agreement for its utility money pool is filed in Docket No. E,G001/AI-99-610.

Docket No. E001/S-02-308
Analyst assigned:  Michelle St. Pierre
Page 4


Minnesota Statute ss. 216B.49, subd. 3 requires approval of any security issuance prior to making the issuance. Capital structure approvals are generally interpreted as being effective for one year, coincident with the calendar year. As noted above, Interstate requests approval of a fiscal year end March 31, 2003 instead of a calendar year end capital structure as usually done in its past filings. A Company representative informed the Department that it used the fiscal year end in order to address the regulatory lag that may exist between approval of the 2002 and 2003 capital structure filings. The timing issue was raised by Commission Staff in Interstate's 2000 capital structure filing. (Docket No. E,G001/S-99-1629).(3) This concern was addressed by adding language to the December 16, 1999 Order that states "The Company is not required to seek Commission approval before issuing securities, as long as issuing these securities will not result in a capital structure out of compliance with the one approved in this Order." Therefore, the Department recommends that the Commission use the same language in its current order. As such, Interstate should use a calendar year proposed capital structure in its future capital structure filings and request an extension as noted above.


III.     SUMMARY AND RECOMMENDATION

The Department summarizes its recommendations as follows:

         o    Approve Interstate's requested March 31, 2003 capital structure;

         o Approve a -/+ 10 percent range around Interstate's March 31, 2003 estimated common equity, preferred equity and long term debt;

         o Approve Interstate's total capitalization contingency, not to exceed 5 percent over its projected March 31, 2003 total capitalization, including $180 million of short term debt (i.e., $2,123.8 million);

         o Approve Interstate's short term debt, not to exceed $180 million at any time during the fiscal year ending March 31, 2003; and

         o Approve that the Company is not required to seek Commission approval before issuing securities as long as issuing these securities will not result in a capital structure that is out of compliance with the one approved in this Order.


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(3) On page 4 of the filing, Interstate incorrectly states that the Commission approved the 2001 capital structure in Docket No. E,G001/S-99-1629. The 2001 capital structure was approved in Docket No. E001/S-01-93.